Zi Corporation Named One of Canada's Fastest Growing Technology
Companies in 2005 Deloitte Canadian Technology Fast 50 Program

Company Attributes Innovative Wireless Products to Its 233 Percent Revenue Growth over the last 5 years

CALGARY, AB-September 29, 2005-Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has been named to Deloitte's prestigious Canadian Technology Fast 50 Program, the annual program which recognizes excellence, innovation and the fastest growing tech companies in Canada. Rankings are based on percentage of growth in fiscal year revenues over a five year period, from 2000 to 2004.

Zi's increase in revenues of 233 percent from 2000 to 2004 resulted in a 43rd ranking overall in the 2005 Canadian Technology Fast 50 Program. This is the third consecutive year that Zi has been ranked among this prestigious group.

"Zi is proud to be recognized as one of Canada's leading technology companies by such a prestigious award," said Milos Djokovic, chief operating officer and chief technology officer at Zi Corp. "During the past year, Zi's team of talented and dedicated employees has developed some of the wireless industry's most innovative user interface technologies-from the first service discovery engine for mobile phones to the most advanced handwriting recognition technology available today. This award can be traced back to the hard work of these employees, who will continue to help Zi bring additional breakthrough technologies to markets worldwide in 2006."

"The Deloitte Canadian Technology Fast 50 companies have shown the strength, vision and temerity to succeed despite a very challenging technology environment," said Garry Foster, National Director, Technology, Media & Telecommunications, Deloitte. "We applaud the successes of Zi Corporation and acknowledge their place as one of the very few to accomplish such a fast growth rate over the past five years."

To qualify for the Technology Fast 50, companies must have had operating revenues of at least $75,000 CDN in 2000 and $5 million in 2004, be controlled or headquartered in Canada, be a "technology company" defined as owning proprietary technology that contributes to a significant portion of the company's operating revenues and/or devote a significant portion of revenues to research and development of technology.

Winners of the 15 regional Technology Fast 50 programs in the United States and Canada are automatically entered in the Deloitte Technology Fast 500 program, which ranks North America's top 500 fastest growing technology companies. For more information on the Fast 50 or Fast 500 programs visit www.fast50.ca or www.fast500.com.

About Deloitte
Deloitte, one of Canada's leading professional services firms, provides audit, tax, consulting, and financial advisory services through more than 6,100 people in 47 offices. Deloitte operates in Québec as Samson Bélair/Deloitte & Touche s.e.n.c.r.l. The firm is dedicated to helping its clients and its people excel. Deloitte is the Canadian member firm of Deloitte Touche Tohmatsu. Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in Zi Corporation's most recent reports on SEDAR, Form 20-F and Form 6-K, each as it may be amended from time to time. Zi Corporation's results of operations for the second quarter and six months ended June 30, 2005 are not necessarily indicative of Zi Corporation's operating results for any future periods. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

Keith Giannini (media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770